

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 28, 2006

<u>via U.S. Mail</u>
Robert R. Harl
President and Chief Operating Officer
Willbros Group, Inc.
Plaza 2001 Building
50th Street, 8th Floor
P.O. Box 0816-01098
Panama, Republic of Panama

> **Re: Willbros Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 30, 2006**
> **File No. 333-135540**
> **Annual Report on Form 10-K for the Fiscal Year Ended**
> **December 31, 2005**
> **File No. 1-11953**
> **Quarterly Report on Form 10-Q for the Quarter Ended**
> **March 31, 2006**
> **File No. 1-11953**

Dear Mr. Harl:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please provide updated information with each amendment. In this regard, to the
   extent applicable, provide updates with respect to any material changes in the
   status of investigations pending with the Department of Justice or the Securities
   and Exchange Commission.

Risk Factors, page 6

2. We note the disclosure regarding the ineffectiveness of disclosure controls and
   procedures and the material weakness in internal controls as of December 31,
   2005 through the first quarter ended March 31, 2006. We also note prior
   conclusions of ineffectiveness and material weaknesses as described in the Forms
   10-Q filed for fiscal periods in 2005. Please supplement the risk factor discussion
   to reference what would appear to be continued ongoing material weakness and
   ineffectiveness of disclosure controls and procedures. Your risk factor discussion
   should address the risks associated with such ongoing weaknesses and the
   difficulties the company faces in remediating and preventing such weaknesses.

Selling Stockholders, page 23

3. Please disclose if any of the selling stockholders are registered broker-dealers or
   affiliates of a registered broker-dealer. If you determine that a selling stockholder
   is a registered broker-dealer, please revise your disclosure to indicate that such
   selling stockholder is an underwriter, unless such selling stockholder received its
   securities as compensation for investment banking services. If the selling
   stockholder is an affiliate of a registered broker-dealer, please disclose, if true,
   that such selling stockholder acquired its shares in the ordinary course of business
   and at the time of the acquisition did not have any arrangements or
   understandings with any person to distribute the securities. If not, you must
   indicate that such selling stockholder is an underwriter.

Mr. Harl
Willbros Group, Inc.
July 28, 2006
page 3

Form 10-K

Controls and Procedures, page 102

4. Please revise your disclosure to specify exactly when the material weakness was identified, by whom it was identified and when the material weakness first began. Please ensure that your amendment to the 10-K is accompanied with updated certifications.

Construction Contract Management, page 102

5. We refer you to disclosure in this section regarding weaknesses related to controls over project reporting used in accounting process related to "certain" Nigerian projects. Revise to indicate the quantity of projects affected by such weaknesses and the possible impact, in dollar terms, resulting from the error. We may have further comment.

Changes In Internal Control Over Financial Reporting, page 102

6. Revise to summarize the "significant" changes to which you refer and when such remediation steps were initially taken.

Form 10-Q

Controls and Procedures, page 40

7. Rather than refer to disclosure in the 10-K for the fiscal year ended 12-31-2005, supplement your disclosure, as required by Item 308 (c) of Regulation S-K, so that you clearly identify the material weaknesses you are attempting to remediate and the fact that such weaknesses are still ongoing. Your disclosure should be revised to address the specific changes to your internal controls over financial reporting implemented during the last fiscal quarter. Please amend your disclosure accordingly.

8. With regard to the implemented and planned changes, explain why you believe that they will remediate the material weaknesses you have identified and why you believe they will be "adequate to provide reasonable assurance."

9. Ensure that you file updated certifications with your amended Form 10-Q.

Closing Comments

        As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mellissa Campbell Duru at (202) 551-3757 or, in her absence, the undersigned at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

via facsimile
Mark Berman, Esq.
(916) 586-8548